S 05038784 COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2005
WASH. D.C. 213

SEC FILE NUMBER
8-40375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gardner Rich & Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South Financial Place
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Carlson 312-913-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Carlson, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Gardner Rich & Company, as of and for the year ended December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
23rd day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Gardner Rich & Company

Statement of Financial Condition

December 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	.... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR - 1 2005
WASH, D.C. 213 SECTION

SEC FILE NUMBER
8-40375

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gardner Rich & Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South Financial Place
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Carlson — 312-913-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Gardner Rich & Company

We have audited the accompanying statement of financial condition of Gardner Rich & Company as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gardner Rich & Company as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 17, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Gardner Rich & Company
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	505,114
Due from clearing broker		49,095
Furniture, equipment and leasehold improvements		260,884
Other assets		99,916
Total assets	$	915,009

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	294,209
Subordinated liabilities		127,692
Stockholder's equity		
Common stock		26,000
Additional paid-in capital		250,000
Retained earnings		687,929
		963,929
Less advances to stockholder		(470,821)
Total stockholder's equity		493,108
Total liabilities and stockholder's equity	$	915,009

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Gardner Rich & Company (the "Company") is a registered securities broker-dealer, introducing transactions on a fully disclosed basis through other brokers.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments purchased with a maturity of three months or less.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost and depreciated by an accelerated depreciation method over the estimated useful lives of the assets. Leasehold improvements are carried at cost and amortized over the lesser of the life of the assets or the lease term.

Income Recognition—Commission income and expense are recorded on trade date.

Income Taxes—The Company has elected to be taxed as an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the stockholder is responsible for individual income taxes on the Company's taxable income.

Note 2 Advances

Cash advances to the stockholder bear no interest and are payable on demand.

Note 3 Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2004 consist of:

Furniture and equipment	$ 226,313
Leasehold improvements	157,162
	383,475
Accumulated depreciation and amortization	(122,591)
Net	$ 260,884

Note 4 Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the stockholder that provides, among other things, for the payment of interest at the prime rate plus 2 percent. Subordinated borrowings are available in computing adjusted net capital under the minimum net capital requirements, and to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The loan matures on January 31, 2006.

Note 5 Commitments and Contingencies

The Company has a noncancelable operating lease for office space through March 31, 2016. Total base lease commitments are as follows:

2005	$ 314,100
2006	322,433
2007	326,600
2008	330,733
2009	337,033
Thereafter	2,259,567
	$ 3,890,466

The Company also leases additional space annually for $75,600 per annum under a lease that expires on October 31, 2005.

Note 6 Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers located primarily in the Midwest and East Coast regions are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts on deposit at a bank, and receivables from and on deposit with the clearing broker represent concentrations of credit risk. The Company does not anticipate nonperformance by its bank or the clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the bank and the clearing broker with which it conducts business.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the rule, the Company is required to maintain "net capital" equal to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $249,000 and $100,000, respectively.